SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

[redacted]

03032359

03 SEP 30 7:21

12 September 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Monica Poh (Ms)
Senior Legal Counsel

Encs.

dlw 9/30

/Announcement/Submission to SEC/MP/at

MASNET No. 10 OF 12.09.2003
Announcement No. 10

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - CLAIM BY AGL LIMITED SETTLED

Singapore Telecommunications Limited ('SingTel') disclosed in its 2002/2003 Full Financial Report that its Australian subsidiary, SingTel Optus Pty Limited ('Optus'), was in dispute with the Australian Gas Light Company ('AGL') in relation to the sale of Dingo Blue Pty Limited, a former subsidiary company of Optus. AGL had claimed approximately A$85.0 million (S$90.6 million) (plus interest). Optus Mobile Pty Limited, a subsidiary of Optus, had cross claimed approximately A$8.0 million (S$8.5 million) (plus interest) against Dingo Blue Pty Limited.

Optus and AGL have settled both the claim and the cross claim by payment of A$23 million by Optus to AGL.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary

Date : 12 September 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 12/09/2003 to the SGX

MASNET No. 26 OF 11.09.2003
Announcement No. 40

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - DISSOLUTION OF SUBSIDIARIES – SINGAPORE TELECOM EUROPE LIMITED AND SINGAPORE TELECOM INTERNATIONAL EUROPE LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that Singapore Telecom Europe Limited and Singapore Telecom International Europe Limited (collectively the "Companies"), wholly-owned subsidiaries of SingTel, have been dissolved and removed from the register maintained by Companies House, England and Wales, pursuant to Section 652A of the Companies Act 1985 on 9 September 2003.

The Companies had ceased to provide consultancy, administrative and advisory services in the United Kingdom.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary

Dated : 11 September 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 11/09/2003 to the SGX

MASNET No. 51 OF 05.09.2003
Announcement No. 51

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - C2C bids farewell to its CEO

Attached is a news release made by C2C Pte Ltd., a subsidiary of Singapore Telecommunications Limited, on the above.

NR-05092003.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 05/09/2003 to the SGX

SEC File No: 82-3622

C2C

News Release

C2C bids farewell to its CEO

Singapore, 5 September 2003 – C2C Pte Ltd today announced the resignation of its CEO, Mr Tsunekazu Matsudaira, who has decided to leave to pursue other personal interests and to spend more time with his family. Mr Matsudaira will continue to guide the C2C team in his capacity as an advisor.

Mr Matsudaira took over the helm of C2C in January 2002, bringing with him more than 32 years of experience in global telecommunications. During his stewardship, he oversaw C2C's operations in the Asia Pacific region, steering the company through a tumultuous operating environment.

Commenting on Mr Matsudaira's departure, Mr Lim Shyong, Chairman of C2C, said: "We are indeed sad to bid farewell to a veteran who has committed tremendous effort and much time to build up C2C's presence in the wholesale bandwidth community. Under his guidance, C2C has been able to consolidate its market position in terms of its reliability, quality and technical superiority. We thank Mr Matsudaira for his commendable contributions and invaluable insight and wish him all the best in his future endeavours."

Until a new CEO is appointed, Mr Hoh Wing Chee, COO of C2C, will serve as Acting CEO in addition to his present responsibilities. Mr Hoh[1] has more than 20 years of submarine cable operations experience under his belt.

C2C offers a wide range of bandwidth services with flexible contract schedules, including short-term leases and IRUs. C2C's bandwidth services are complemented by carrier grade offerings, such as co-location and city-to-city connectivity with round-the-clock network management and maintenance service through C2C's 24x7 Network Operations Centres located in Singapore and Hong Kong.

~~~~~~~~~~

About C2C

C2C is a cutting-edge private cable development company developing one of the world's largest submarine cable networks. The 17,000 km cable network uses state-of-the-art Dense Wavelength Division Multiplexing technology that will meet the needs of next generation networks.

Unlike traditional submarine cable systems in Asia that provide shore-to-shore connectivity, C2C works with local carriers in the various target markets to provide a one-stop-shop for city-to-city

[1] CV of Mr Hoh is attached.
~~~~~~~~~~

SEC File No: 82-3622

C2C

(C2C) connectivity. This means that C2C customers can purchase capacity on direct links to the various major business centres in Asia and the US from C2C and its landing parties. Capacity on the C2C network is available on a wholesale basis to other carriers that have a need to carry traffic to, from and within the Asian region and onwards to North America.

C2C's investors include SingTel, Globe Telecom Inc (Philippines), Enterprise Networks Inc. (South Korea), iAdvantage (Hong Kong), KDDI-SCS (Japan), KDDI (Japan), New Century Infocomm Company (Taiwan) and Tyco Asia Networks (USA).

SEC File No: 82-3622

C2C



Hoh Wing Chee

Acting CEO & Chief Operating Officer

Prior to his appointment as Acting CEO, Hoh Wing Chee is the COO of C2C. He is responsible for the overall management of operations, sales and marketing of the C2C submarine cable network.

Before joining C2C and Singapore Telecommunications Limited (SingTel), Wing Chee was a Senior Research Engineer at the ITT Standard Telecom Laboratories, United Kingdom, and was also the Vice President of the International Network Group in SingTel. During his 20 years of service in SingTel, he held several senior and top management positions in Submarine Cable Systems, Corporate Planning, International Network Services, Network Business Development, International Carrier Services and International Telephone Services Sales/Marketing.

Wing Chee was involved in the planning of the first SEA-ME-WE cable, and several other cable systems in the Asia-Pacific, Middle-East and Indian Ocean Region. He was also the Chairman of the Planning and Management Committee of the APCN2 Cable System and Chairman of the Procurement Group of the SEA-ME-WE2 Submarine Cable System. Wing Chee had been on the Board of several joint venture cableship and depot companies in the Asean Region.

Wing Chee obtained his Master of Science in Electronics from the University of Wales in 1978 and his Master of Management Science from the Massachusetts Institute of Technology Sloan School of Management in 1992.